UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

_____

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   August 3, 2010



ARCHER-DANIELS-MIDLAND COMPANY
(Exact name of registrant as specified in its charter)

Delaware	**1-44**	**41-0129150**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4666 Faries Parkway	
Decatur, Illinois	**62526**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(217) 424-5200**

Item 2.02   **Results of Operations and Financial Condition.**

On August 3, 2010, Archer-Daniels-Midland Company (ADM) issued a press release announcing fourth quarter and annual results. A copy of such press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 9.01   **Financial Statements and Exhibits**.

(c) Exhibits   The following exhibit is furnished herewith:

99.1   Press release dated August 3, 2010 announcing fourth quarter and annual results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ARCHER-DANIELS-MIDLAND COMPANY

Date: August 3, 2010   By   /s/ David J. Smith
                                   David J. Smith
                                   Executive Vice President, Secretary and
                                     General Counsel

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release dated August 3, 2010



Archer Daniels Midland Company
4666 Faries Parkway
Decatur, IL 62526

News Release

August 3, 2010   **FOR IMMEDIATE RELEASE**

ADM FOURTH-QUARTER EARNINGS UP $ 388 MILLION
Company earns $3.00 per share for the year

Archer Daniels Midland Company (NYSE: ADM) today reported net earnings of $ 1.9 billion and segment operating profit of $ 3.2 billion for the year ended June 30, 2010, up $ 246 million and $ 786 million, respectively, from the prior year. For fiscal year 2010, ADM earned $ 3.00 diluted EPS, versus $ 2.62 for the year prior.

For the quarter ended June 30, 2010, net earnings increased $ 388 million to $ 446 million, and segment operating profit increased $ 591 million to $ 799 million from the Company's totals for the same period one year earlier.

- ADM earned $ 0.69 diluted EPS for the fourth quarter, versus last year's $ 0.09 fourth quarter.
- Profit in ADM's Oilseeds Processing segment increased $ 132 million due to improved margins and higher volumes.
- Corn Processing profit increased $ 151 million on stronger bioproducts results.
- In the Agricultural Services segment, profit increased $ 195 million as ADM saw a good global supply of grains and oilseeds and modestly improving demand, particularly in Asia.
- Other business units' operating profit increased $ 113 million, reflecting improved results of ADM's cocoa and flour milling operations and of equity investee Gruma S.A.B. de C.V.

"The ADM team finished strong, capping a very good year with very good fourth-quarter performance," said Chairman of the Board and Chief Executive Officer Patricia Woertz. "As we begin our new fiscal year, our large projects are nearly finished, and we commit to use our strong balance sheet and cash flow to deliver shareholder value."

Financial Highlights

(Amounts in millions, except per share data)

	Quarter Ended June 30			Year Ended June 30		
	2010	2009	Change	2010	2009	Change
Segment operating profit	$ 799	$ 208	$ 591	$ 3,239	$ 2,453	$ 786
Net earnings	$ 446	$ 58	$ 388	$ 1,930	$ 1,684	$ 246
Diluted earnings per share	$ 0.69	$ 0.09	$ 0.60	$ 3.00	$ 2.62	$ 0.38
Average shares outstanding	643	643		644	644	

A summary of segment operating profit and net earnings is as follows:

	Quarter ended June 30			Year ended June 30		
	2010	2009	Change	2010	2009	Change
	(in millions)					
Oilseeds Processing	$ 359	$ 227	$ 132	$ 1,400	$ 1,280	$ 120
Corn Processing	140	(11)	151	722	185	537
Agricultural Services	178	(17)	195	668	994	(326)
Other	122	9	113	449	(6)	455
Segment operating profit	799	208	591	3,239	2,453	786
Corporate	(249)	(154)	(95)	(654)	47	(701)
Earnings before income taxes	550	54	496	2,585	2,500	85
Income taxes	(105)	6	(111)	(666)	(812)	146
Net earnings including noncontrolling interests	445	60	385	1,919	1,688	231
Less: Net earnings (losses) attributable to noncontrolling interests	(1)	2	(3)	(11)	4	(15)
Net earnings	$ 446	$ 58	$ 388	$ 1,930	$ 1,684	$ 246

Discussion of Operations

Net earnings for the fourth quarter increased $ 388 million due to a $ 591 million pretax increase in segment operating profit, partially offset by higher corporate expense and a $ 111 million increase in income tax expense. Income tax expense increased due primarily to higher pretax earnings. Last year's fourth quarter income tax expense included favorable currency-translation impacts, partially offset by charges related to the restructuring of ADM's investment in Wilmar International, Ltd.

For the full fiscal year, net earnings increased $ 246 million due to a $ 786 million pretax increase in segment operating profit, partially offset by higher corporate expense which included a $ 296 million after-tax negative impact from changing LIFO inventory valuations. The Company's effective income tax rate for the year declined to 25.8 percent, compared to 32.5 percent for the year prior, mostly due to the absence of last year's $ 158 million charge related to the restructuring of ADM's investment in Wilmar International, Ltd.

Oilseeds Processing Operating Profit

Profit in ADM's Oilseeds Processing segment increased $ 132 million for the quarter and $ 120 million for the 12 months.

Crushing and origination results increased $ 77 million to $ 218 million for the quarter. Year-over-year crushing volumes increased in the quarter, with decreased North American volumes more than offset by increases in South America and Europe. Good positioning favorably impacted North American and European soybean and softseed crushing margins.

Refining, packaging, biodiesel and other results increased $ 58 million to $ 79 million for the quarter. Recently expanded biodiesel production capacity at Rondonopolis, Brazil, allowed ADM to capture good margins and volumes amidst strong demand. Last year's quarter also included charges related to the formation of the Stratas Foods packaged-oil joint venture.

Asia results of $ 62 million for the quarter reflect ADM's share of Wilmar International, Ltd. earnings.

Corn Processing Operating Profit

Corn Processing results increased $ 151 million for the quarter and $ 537 million for the 12 months.

Sweeteners and starches operating profit decreased $ 30 million from the prior year to $ 119 million. This decrease reflects lower average selling prices that were only partially offset by lower net corn costs. Sales volumes increased due to strong export demand.

Bioproducts profit in the quarter was up significantly from last year's loss due to better ethanol and lysine margins.

At present, ADM has begun production at its Cedar Rapids, Iowa, ethanol dry mill, which should be fully operational by the end of August. And, in Decatur, Ill., the Company is working through startup issues at its propylene glycol plant, which should be fully operational by end of the calendar year.

Agricultural Services Operating Profit

Agricultural Services results increased $ 195 million for the quarter and decreased $ 326 million for the 12 months.

In the quarter, ADM saw a good global supply of grains and oilseeds and modestly improving demand, especially from Asia.

Merchandising and handling profit improved significantly due principally to more favorable risk management results. Earnings from transportation operations declined on lower barge-freight rates and higher fuel costs.

Other Operating Profit

Results from ADM's Other business units increased $ 113 million for the quarter and $ 455 million for the 12 months.

Other processing businesses were up $ 108 million for the quarter, reflecting improved results of ADM's cocoa and flour milling operations and from equity investee Gruma S.A.B. de C.V. Other processing earnings for the quarter include mark-to-market gains of $ 63 million related to certain forward sales commitments accounted for as derivatives.

Other financial results in the quarter increased $ 5 million due primarily to the absence of losses experienced last year in managed fund investments.

Corporate Results

Corporate results decreased $ 95 million for the quarter and $ 701 million for the 12 months. Rising commodity prices generated a $ 23 million increase in ADM's LIFO inventory valuation reserves this quarter, compared to a $ 54 million increase a year ago. For the year, LIFO inventory valuation reserves decreased $ 42 million, compared to a $ 517 million decrease last year. The quarter and 12 months include $ 59 million of unrealized loss on interest rate swaps. The 12 months include higher net interest expense of $ 91 million and debt buyback costs of $ 75 million.

New Accounting Standards

Certain amounts in the prior year's Consolidated Statement of Earnings, Segment Operating Analysis, Summary of Financial Condition, and Summary of Cash Flows have been restated, and presentation formats have been modified to apply the requirements of new accounting standards ASC Topic 810, Consolidation and ASC Topic 470-20, Debt with Conversion and Other Options. Effective July 1, 2009, the Company adopted this amended guidance which requires retrospective application to all periods presented.

Conference Call Information

ADM will host a conference call and audio webcast at 8 a.m. Central Time on Tuesday, August 3, 2010, to discuss financial results and provide a Company update. A financial summary slide presentation will be available to download approximately 60 minutes prior to the call. To listen to the call via the Internet or to download the slide presentation, go to www.adm.com/webcast. To listen by telephone, dial 800-561-2718 or 617-614-3525; the access code is 27046133. Replay of the call will be available from 11 a.m. Central Time on August 3 to August 10, 2010. To listen to the replay by telephone, dial 888-286-8010 or 617-801-6888; the access code is 50065759. To listen to the replay online, visit www.adm.com/webcast.

About ADM

Every day, the 29,000 people of Archer Daniels Midland Company (NYSE: ADM) turn crops into renewable products that meet the demands of a growing world. At more than 240 processing plants, we convert corn, oilseeds, wheat and cocoa into products for food, animal feed, chemical and energy uses. We operate the world's premier crop origination and transportation network, connecting crops and markets in more than 60 countries. Our global headquarters is in Decatur, Illinois, and our net sales for the fiscal year ended June 30, 2010, were $62 billion. For more information about our Company and our products, visit www.adm.com.

Contacts

Media:	**Investors:**
David Weintraub	Dwight Grimestad
Director, External Communications	Vice President, Investor Relations
217/424-5413	217/424-4586

(Financial Tables Follow)

Segment Operating Analysis
(unaudited)

	Quarter ended June 30		Year ended June 30	
	2010	2009	2010	2009
	(in 000s metric tons)			
Processing volumes				
Oilseeds Processing	7,184	7,070	29,095	28,248
Corn Processing	5,240	4,451	19,618	17,833
Wheat and cocoa	1,743	1,725	7,291	7,165
Total processing volumes	14,167	13,246	56,004	53,246

	Quarter ended June 30		Year ended June 30	
	2010	2009	2010	2009
	(in millions)			
Net sales and other operating income				
Oilseeds Processing	$ 6,736	$ 6,761	$ 23,058	$ 24,518
Corn Processing	2,037	1,904	7,942	7,723
Agricultural Services	5,690	6,572	25,440	31,584
Other	1,240	1,295	5,242	5,382
Total net sales and other operating income	$ 15,703	$ 16,532	$ 61,682	$ 69,207

Segment Operating Profit
(unaudited)

	Quarter ended June 30			Year ended June 30		
	2010	2009	Change	2010	2009	Change
			(in millions)			
Oilseeds Processing Operating Profit						
Crushing and origination	$ 218	$ 141	$ 77	$ 818	$ 767	$ 51
Refining, packaging, biodiesel and other	79	21	58	291	265	26
Asia	62	65	(3)	291	248	43
Total Oilseeds Processing	$ 359	$ 227	$ 132	$1,400	$1,280	$ 120
Corn Processing Operating Profit						
Sweeteners and starches	$ 119	$ 149	$ (30)	$ 529	$ 500	$ 29
Bioproducts	21	(160)	181	193	(315)	508
Total Corn Processing	$ 140	$ (11)	$ 151	$ 722	$ 185	$ 537
Agricultural Services Operating Profit						
Merchandising and handling	$ 169	$ (29)	$ 198	$ 583	$ 832	$ (249)
Transportation	9	12	(3)	85	162	(77)
Total Agricultural Services	$ 178	$ (17)	$ 195	$ 668	$ 994	$ (326)
Other Operating Profit						
Processing [1]	$ 128	$ 20	$ 108	$ 403	$ 51	$ 352
Financial [2]	(6)	(11)	5	46	(57)	103
Total Other	$ 122	$ 9	$ 113	$ 449	$ (6)	$ 455
Corporate Results						
LIFO credit (charge)	$ (23)	$ (54)	$ 31	$ 42	$ 517	$ (475)
Interest expense - net	(74)	(63)	(11)	(283)	(192)	(91)
Corporate costs	(63)	(69)	6	(266)	(252)	(14)
Debt buyback costs	–	-	–	(75)	-	(75)
Unrealized loss on interest rate swap	(59)	–	(59)	(59)	-	(59)
Other [2]	(30)	32	(62)	(13)	(26)	13
Total Corporate	$ (249)	$ (154)	$ (95)	$ (654)	$ 47	$ (701)

[1] Includes Gruma fx losses of $ 12 million for the quarter and $ 275 million for the year ended June 30, 2009.

[2] Includes loss on securities of $ 15 million for the quarter and year ended June 30, 2010 and $ 18 million for the quarter and year ended June 30, 2009 in Corporate. Includes gain on securities of $ 3 million for the quarter and $12 million for the year ended June 30, 2009 in Other.

Consolidated Statements of Earnings
(unaudited)

	Quarter ended June 30		Year ended June 30	
	2010	2009	2010	2009
	(in millions, except per share amounts)			
Net sales and other operating income	$ 15,703	$ 16,532	$ 61,682	$ 69,207
Cost of products sold	14,777	16,171	57,839	65,118
Gross profit	926	361	3,843	4,089
Selling, general and administrative expenses	331	320	1,398	1,412
Other (income) expense – net	45	(13)	(140)	177
Earnings before income taxes	550	54	2,585	2,500
Income taxes	(105)	6	(666)	(812)
Net earnings including noncontrolling interests	445	60	1,919	1,688
Less: Net earnings (losses) attributable to noncontrolling interests	(1)	2	(11)	4
Net earnings attributable to ADM	$ 446	$ 58	$ 1,930	$ 1,684
Diluted earnings per common share	$ 0.69	$ 0.09	$ 3.00	$ 2.62
Average number of shares outstanding	643	643	644	644
Other (income) expense - net consists of:				
Interest expense	$ 118	$ 98	$ 422	$ 469
Investment income	(27)	(36)	(127)	(181)
Net loss on marketable securities transactions	13	15	6	6
Gain on sale of businesses	(1)	(12)	(14)	(13)
Equity in (earnings) losses of unconsolidated affiliates	(133)	(65)	(561)	(145)
Debt buyback costs	–	–	75	–
Unrealized loss on interest rate swap	59	–	59	–
Other – net	16	(13)	–	41
	$ 45	$ (13)	$ (140)	$ 177

Summary of Financial Condition
(unaudited)

		June 30 2010		June 30 2009
		(in millions)		
NET INVESTMENT IN				
Working capital	$	10,279	$	10,927
Property, plant, and equipment		8,712		7,950
Investments in and advances to affiliates		2,799		2,459
Long-term marketable securities		678		626
Other non-current assets		1,225		1,139
	$	23,693	$	23,101
FINANCED BY				
Short-term debt	$	374	$	356
Long-term debt, including current maturities		7,174		7,640
Deferred liabilities		1,514		1,452
Shareholders' equity		14,631		13,653
	$	23,693	$	23,101

Summary of Cash Flows
(unaudited)

		Year Ended June 30		
		2010		2009
		(in millions)		
Operating Activities				
Net earnings	$	1,919	$	1,688
Depreciation and amortization		912		780
Other – net		(110)		(209)
Changes in operating assets and liabilities		6		3,082
Total Operating Activities		2,727		5,341
Investing Activities				
Purchases of property, plant and equipment		(1,607)		(1,898)
Proceeds from sales of businesses		–		258
Net assets of businesses acquired		(62)		(198)
Other investing activities		(39)		(33)
Total Investing Activities		(1,708)		(1,871)
Financing Activities				
Long-term debt borrowings		27		125
Long-term debt payments		(552)		(24)
Debt repayment premium and costs		(71)		–
Net borrowings (payments) under lines of credit		29		(2,890)
Purchases of treasury stock		(100)		(100)
Cash dividends		(372)		(347)
Other		11		11
Total Financing Activities		(1,028)		(3,225)
Increase (decrease) in cash and cash equivalents		(9)		245
Cash and cash equivalents - beginning of period		1,055		810
Cash and cash equivalents - end of period	$	1,046	$	1,055